Exhibit 12

LINCOLN NATIONAL CORPORATION AND SUBSIDIARIES

HISTORICAL RATIO OF EARNINGS TO FIXED CHARGES

(dollars in millions)

	For the Years Ended December 31,
	2007	2006	2005	2004	2003
Income from continuing operations before taxes	$1,874	$1,778	$1,075	$1,036	$1,047
Sub-total of fixed charges	324	241	110	116	112

Sub-total of adjusted income	2,198	2,019	1,185	1,152	1,159
Interest on annuities and financial products	2,542	2,316	1,570	1,571	1,617

Adjusted income base	$4,740	$4,335	$2,755	$2,723	$2,776

Fixed Charges
Interest and debt expense	$304	$220	$89	$94	$90
Portion of rent expense representing interest	20	21	21	22	22

Sub-total of fixed charges excluding interest on annuities and financial products	324	241	110	116	112
Interest on annuities and financial products	2,542	2,316	1,570	1,571	1,617

Total of fixed charges	$2,866	$2,557	$1,680	$1,687	$1,729

Ratio of sub-total of adjusted income to sub-total of fixed charges excluding interest on annuities and financial products	6.78	8.38	10.77	9.93	10.35
Ratio of adjusted income base to total fixed charges	1.65	1.70	1.64	1.61	1.61